08028144

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 3 2008

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triune Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. College St., Suite 100
(No. and Street)

Charlotte (City) NC (State) 28244 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bob Fontana (704) 714-2218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

6525 Morrison Blvd. Suite 516 (Address) Charlotte (City) NC 28211 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/21

OATH OR AFFIRMATION

I, Bob Fontana, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triune Capital Advisors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Operations and Financial Principal

Title

Jodi M. Svancarek

Jodi M. Svancarek

Notary Public

JODI M. SVANCAREK
Notary Public, North Carolina
Mecklenburg County
My Commission Expires
February 25, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUNE
Capital Advisors, LLC

Triune Capital Advisors, LLC and Subsidiary

Consolidated Financial Statements
and Supplemental Schedules

December 31, 2007

(with Independent Auditors' Report thereon)

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY

December 31, 2007

Table of Contents

Page

Independent Auditors' Report 1

Financial Statements:

Consolidated Statement of Financial Condition 2

Consolidated Statement of Operations and Members' Equity 3

Consolidated Statement of Cash Flows 4

Notes to Consolidated Financial Statements .... 5 - 7

Supplemental Report on Internal Control .... 8 – 9

Supplemental Schedules:

Computation of Net Capital Under SEC Rule 15c3-1 .... 10 - 11

Computation for Determination of Reserve Requirements for Broker-Dealers Under SEC Rule 15c3-3 12

Information for Possession or Control Requirements Under SEC Rule 15c3-3 13

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Members
Triune Capital Advisors, LLC and Subsidiary
Charlotte, North Carolina

We have audited the accompanying consolidated statement of financial condition of Triune Capital Advisors, LLC and subsidiary (the "Company") as of December 31, 2007 and the related consolidated statements of operations and members' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triune Capital Advisors, LLC and subsidiary as of December 31, 2007 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplemental schedules, on pages 10 to 13, is presented for the purposes of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, NC
February 21, 2008

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3563
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2007

Assets

Current assets:	
Cash	$ 213,334
Cash held by clearing agent	15,000
Commissions and correspondent fees receivable	49,914
Related party receivable	1,443
Other accounts receivable	23,098
Prepaid expenses	18,644
Total current assets	321,433
Property and equipment, net	78,885
Other assets	12,997
Total assets	$ 413,315

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 191,353
Members' equity	221,962
Total liabilities and members' equity	$ 413,315

The accompanying notes are an integral part of these consolidated financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Consolidated Statement of Operations and Members' Equity
For the Year Ended December 31, 2007

Income:	
Commissions	$1,805,105
Other income	240,556
Total income	2,045,661
Expenses:	
Employee compensation and benefits	1,455,086
Trading fees	242,129
Communications	23,487
Occupancy and equipment rental	141,692
Marketing expense	127,730
Travel and entertainment	23,567
Professional fees	149,741
Insurance expense	29,983
Registration fees	4,206
Depreciation and amortization	28,868
Supplies expense	9,254
Interest expense	531
Other operating expenses	76,413
Total expenses	2,312,687
Net loss	(267,026)
Members' equity, beginning of year	213,988
Capital contributions	250,000
Stock compensation	25,000
Members' equity, end of year	$ 221,962

The accompanying notes are an integral part of these consolidated financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net loss	$ (267,026)
Adjustments to reconcile net loss to	
net cash used by operating activities:	
Depreciation and amortization	28,868
Stock compensation	25,000
Net changes in operating assets and liabilities:	
Cash held by clearing agent	18
Commissions and correspondent fees receivable	12,388
Other receivables	(22,119)
Prepaid expenses	14,984
Accounts payable and other accrued expenses	(34,222)
Net cash used by operating activities	(242,109)
Cash flows from investing activities:	
Proceeds from sale of property and equipment	2,385
Cash flows from financing activities:	
Capital contributions	250,000
Repayment of capital lease obligations	(38,289)
Net cash provided by financing activities	211,711
Net decrease in cash	(28,013)
Cash at beginning of year	241,347
Cash at end of year	$ 213,334
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 531

The accompanying notes are an integral part of these consolidated financial statements.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2007

1. Description of organization and summary of significant accounting policies

Triune Capital Advisors, LLC ("Triune") and Subsidiary (the "Company") is a North Carolina limited liability company that provides financial advice and investment products to the Charlotte, North Carolina market through the efforts of experienced and educated financial professionals who will adhere to faith-based business ethics that put the clients' best interest first.

Principles of Consolidation – The consolidated financial statements include the operations of Triune and its wholly-owned subsidiary, Triune Insurance Services, LLC ("TIS"). TIS provides insurance services to the Charlotte, North Carolina market. All significant intercompany transactions have been eliminated during consolidation.

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and conforms to the rules and regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

Cash - The Company's cash is on deposit at two financial institutions and the balances at times exceed the federally insured limit. Due to the strong credit rating of these financial institutions, the Company believes it is not exposed to any significant credit risk to cash.

Cash held by clearing agent is held as security for customer transactions.

Commissions and correspondent fees receivable - Commissions and correspondent fees receivable primarily represent amounts due from a clearing organization. No allowance has been established for uncollectible accounts as management believes all amounts will be collected.

Property and equipment - Property and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income taxes - The Company has elected to be treated as a partnership as defined in the Internal Revenue Code. In lieu of the Company paying corporate income taxes, the members of the limited liability company are taxed on their proportionate share of the Company's taxable income or deduct their share of the Company's loss. Therefore, no provisions or liability for income taxes have been included in these financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising – The Company expenses marketing costs as they are incurred.

Commissions – Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Share-based Compensation – The Company accounts for share-based compensation under the provisions of Statement of Financial Accounting Standards Board ("SFAS") 123R, *Share-Based Payment* effective January 1, 2006. Under SFAS 123R, the Company is required to recognize compensation expense for shares granted to employees. During 2007, the Company incurred $25,000 of compensation expense relating to stock issued as compensation, under the fair value method. All employees receiving stock-based compensation were immediately vested in the shares at the date of issuance.

2. Property and equipment

At December 31, 2007 property and equipment consists of the following:

Computers and office machines	$ 58,373
Furniture and fixtures	109,920
	168,293
Less accumulated depreciation	(89,408)
	$ 78,885

3. Operating leases

The Company leases office space and certain equipment under operating leases expiring at various dates through 2010. Total rental expense for operating leases amounted to $141,692 for the year ended December 31, 2007. Future minimum rental payments due under these leases at December 31, 2007 are as follows:

Year ending December 31	
2008	$ 155,771
2009	149,604
2010	114,069
	$ 419,444

4. Related Parties

CHARIS Radio Network ("CHARIS") and CRN Communications ("CRN") which share common owners with the Company, have an agreement with the Company to reimburse the Company for rent, health insurance for employees, supplies and other miscellaneous expenses deemed necessary for the shared space. The total reimbursement to the Company for the year was $119,271. The Company also purchases advertising from CRN. The Company purchased a total of $60,000 of advertising from CRN for the year.

As of December 31, 2007, the Company had a receivable balance from CHARIS and CRN Communications of $1,443. As of December 31, 2007, CHARIS and CRN Communications no longer receive insurance or supplies through the Company.

5. Net capital requirement

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital, as defined, of $81,073 which is $31,073 in excess of its required net capital of $50,000. The Company's aggregate indebtedness was $191,353 and its net capital ratio was 2.36 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

6. Off-balance sheet risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

7. Retirement Plan

On January 1, 2006 the Company started the Triune Capital Advisors, LLC Retirement Plan ("the Plan"). The Plan is a defined contribution profit sharing plan covering substantially all of the Company's employees. The Company contributions to the Plan are determined at the discretion of the Board of Directors. Expenses for the plan were $1,520 for 2007.

SUPPLEMENTAL SCHEDULES

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Supplemental Report On Internal Control

To the Members
Triune Capital Advisors, LLC and Subsidiary
Charlotte, North Carolina

In planning and performing our audit of the consolidated financial statements of Triune Capital Advisors, LLC and Subsidiary (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3563
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Supplemental Report On Internal Control - Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, The Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, NC
February 21, 2008

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2007

Total members' equity as reported in accompanying consolidated statement of financial condition	$ 221,962
Deductions:	
Nonallowable assets:	
Other assets	(12,997)
Unsecured receivables	(24,541)
Unsecured customer debits	(40)
Investment in Triune Insurance Services	(5,782)
Prepaid expenses	(18,644)
Property and equipment, net	(78,885)
	(180,107)
Net capital	$ 81,073
Aggregate indebtedness:	
Accounts payable and other accrued liabilities	$ 191,353
Total aggregate indebtedness	$ 191,353
Minimum net capital requirement	$ 50,000
Excess net capital at 1500%	$ 68,317
Excess net capital at 1000%	$ 61,939
Ratio of aggregate indebtedness to net capital	2.36 to 1

(Continued)

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Computation of Net Capital Under Rule SEC 15c3-1
December 31, 2007

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007):	
Net capital as reported in Part II of FOCUS report	$93,062
Additional non-allowable assets	(40)
Audit adjustments, net	(11,949)
Net capital per above	$81,073

See independent auditors' report.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Computation For Determination of Reserve Requirements
For Broker-Dealers Under SEC Rule 15c3-3
as of December 31, 2007

Triune Capital Advisors, LLC did not carry any balances for customers as of December 31, 2007 and is therefore exempt from this computation requirement.

TRIUNE CAPITAL ADVISORS, LLC AND SUBSIDIARY
Information For Possession Or Control
Requirements Under SEC Rule 15c3-3
as of December 31, 2007

Triune Capital Advisors, LLC did not hold any fully paid or excess margin securities for customers as of December 31, 2007 and this requirement for information is therefore not applicable.

END